CARIBU

2020 Report

Dear investors,

We would not be here today without your support. You all gave us the fuel we needed to keep this company going and prepared us to grow 10x in 2020. Thank you!

We need your help!

We are looking for great Summer Reading partners. Continue to share Caribu with your network, rate us in your app store. Help us secure more content if you know any great children's book authors.

Sincerely,

Maxeme Tuchman
CEO + Co-Founder

Alvaro Sabido
CTO + Co-Founder

Our Mission

The vision for Caribu is to be the leader in family communication and interactive learning. Given that Caribu already has families reading together in 160+ countries, we are also planning for the international expansion of each phase in the Caribu story.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Apple named us 1 of their 15 "Best Apps of 2020"
- We 10x all company metrics in 24 hours in March 2020.
- We were on the TODAY Show, twice!

The Bad

- Did not hit revenue targets
- Growth was slowed as we focused on product
- Marketing spend was decreased to focus on product

2020 At a Glance

January 1 to December 31

$845,715 +17X	-$1,006,623	$66,278 +381%
Revenue	Net Loss	Short Term Debt

$2,000,000	$1,914,634
Raised in 2020	Cash on Hand

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements, and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Caribu, 1 of Apple's 15 Best Apps of 2020, is the leading 'educational family entertainment' platform for children ages 0-13 to have virtual playdates with family and friends when they can't physically be together. Families can play games, draw, and read together in a video-call. The result is an engaging livestream shared-screen experience - in a carefully designed, curated, and secure platform. An in-app library contains thousands of books, activities, games, and coloring sheets, in 10+ languages, from leading children's publishers like Sesame Street, Mattel, Highlights, and DC Comics.

The vision for Caribu is to be the leader in family communication and interactive learning. Given that Caribu already has families reading together in 200+ countries and territories, we are also planning for the international expansion of each phase in the Caribu story.

Milestones

Caribu Inc. was incorporated in the State of Delaware in September 2015.

Since then, we have:

Co-Founders Max and Alvaro publicly launched Caribu in 2017.

Apple App Store Award: Best of 2020 App.

Raised 5$M from investors like AT&T, Steve Case's Rise of the Rest, and celebrities.

800K users in 200+ countries and territories.

Thousands of books to choose from in 10+ different languages.

First-mover advantage focused on grandparents who are a large and underserved market ($86B TAM in the US).

Winner or finalist in 30+ pitch competitions, winning over $100K in cash and prizes.

CEO was the 59th Latina to raise over $1M and the first Latinx Founder, male or female, to raise the $1M cap in Equity Crowdfunding.

Historical Results of Operations

Revenues & Gross Margin

For the period ended December 31, 2020, the Company had revenues of $845,715 compared to the year ended December 31, 2019, when the Company had revenues of $46,697.

Our gross margin was -29.71% in the fiscal year 2020, compared to -4.02% in 2019.

Assets

As of December 31, 2020, the Company had total assets of $2,605,547, including $1,914,634 in cash. As of December 31, 2019, the Company had $1,488,664 in total assets, including $1,109,782 in cash.

Net Loss

The Company has had net losses of -$1,006,623 and net losses of -$552,148 for the fiscal years ended December 31, 2020, and December 31, 2019, respectively.

Liabilities

The Company's liabilities totaled $132,378 for the fiscal year ended December 31, 2020, and $78,576 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

As of December 31, 2020, the company has been financed with $5M in equity and SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds." We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will need or receive any investments from investors.

Runway & Short/Mid Term Expenses

Caribu Inc. cash in hand is $1,914,634, as of December 31st, 2020. Over the last three months of 2020, revenues have averaged $65,000/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $165,000/month. Our intent is to be profitable in 18 months.

Net Margin: -119% **Gross Margin: -30%** **Return on Assets: -39%** **Earnings per Share: -$2,303.49**

Revenue per Employee: $84,572 **Cash to Assets: 73%** **Revenue to Receivables: 10,006%** **Debt Ratio: 5%**

Caribu_Inc_2020_Financial_Statements.pdf

Caribu_Inc_2018_Financial_Statements.pdf

Caribu_Inc_2019_GAAP_Financial_Statements.pdf

We ❤ Our 1565 Investors

Thank You For Believing In Us

John A Cooper
Stephen Gellatly
Meghan McClelland
Grace Villamayor
Richard C Hixon
Raoul HOMEHA
Jimmy Lee Perry
Kristofer Klees
Brenda Rae Cress
Nita Varia
Richard Saalfeld
Kevin Aikens
Timothy O'hara Damron ...
Gary Small
Daniel Bebee
Leo Fauteux
Gyorgy Suba
Brian Kight
Martin Blake
Doug Young
Osayi Omorodion
Lisa Ashford
Ibeth Reinisch
Anatoliy Chistov
Jose Rodriguez
Susan Hegstrom
Lyle Notice
Mike Dufault
Valentino Gomez
Chris Adamo
Jarett Cory
Russell Goldman
Nacanieli Rogoimuri
Gary Elliott
William Joseph
Josh Richards
Mark J Aumont
Cristina Tacettin
Klaus Peters
Seng Junior Dikousman
Karen Smiley Swedick
Bruno Gallo
Greg Lansberry
Kennedy Thibou
Michael Mattson
Jonathan Weinberger
Daniel Cleveland Miller
Thadd Ernstmeyer
Robert Reynolds
Justin DaRosa
Richard Smith
Gary Munn
Vernon Jenkins
Robin Silverman
Valerie A Jimenez
Kasey M Peel
Rj Goulett
Luissette Matos
Michelle Speh Sharko
R. Edward Gordon
Hayden Rose
Michael John Peck
Bruce Harlow
Ida Richard
Joeal Nicassio
Chester Sappington
Alan MURPHY
Anne Wintroub
Lorilain Gamalinda
Stephen Rodriguez
Job Edwards
Kim Leftwich
Micah George Hoxsie
Montoya S. Brown
Tyrone Dyke
William Maher
Nick Leszai
Karolen Bowman
Frank Gaertner
Julian Erbil
Tanya Bolden
David Marmolejo
Dao Tran
Rusty Hermann
Stephen Gellatly
Karen Castoldi
Philip Jaime
Susan Schultz
Bradley Russell Kahl
Carlos Hill
Kenneth M Lahn
Kennie Notto
Alexandra Figueredo
James Bishop
Chris Price
Joel E Wright
Christelle Emile
Monne Williams
Jim Rosser
Kaveh K.Shahi
William Smith
Warren Knights
Edward Artidiello
Stephen Weiss
Lynn Hadden Quinn
Amanda Newman
Roy McGuire
Edward DeCrenza
Dave Wilkins
Dien Phan
Nicolle Warner
Rahul Varrier
James Crump
Maricela Higgins
Daniel Johnson
James Lefemine
William Koon
Charles Robert Shaw
Corel Bailey
Malachi Mustafa
Deanna Davis
Jacqueline Thomas
Albert Roderiguez
Robert Connell
Susan B HANSON
Rodrigo Rodriguez-Novas
Joel Cheuoua
Bolanle Ige
Ralph Jacoy
Raymond James Jackson
Jeremy Keefer
Van Vasiliades
Penny Baptista
Patrick Locke
Anna Mason
Jacob Anderson
Brandon Hipwell
Ijeoma Nsaka
James Hill
Alexander Taub
Bonnie Forsythe
John Haas
Jane Meinen
Bryan Daddio
Jean Marie Little
Robert F. Marshall
Amit Malhan
Joseph Charles
Michael Chang
Mel Sanders
Jason Kowal
Jacob Anderson
April Johnson
Ronnie Norton
Javier Held
Steven Wirth
Maria Nenita Gaite
Pepe GARCIA
Babatunde Adedayo
Catherine Valencia
Roger Guo
John Morgan
Berisimo A Scheffer
Eric Brook
Keiji Oenoki
Arden Pulley
Steve Freed
Prime Time Trust
Hossein Maleki
David Davis
Chrissy Skeltis
Jerry Chao
Tom Snow
Karen Nichols
Diana Lechin
Raquel Cervera
Murtaza Ramzan
Carlo Di Carlo
Lauri Staton
John Nefulda
Aaron Blum
Mitzi Wells
Virginia Alvarado
Dana Purvis
Edward Ellis
Sebastian Nogacki
Lisa Clausen Paulzine
Steven Holt
Chad Gonzales
Johnny Urena
Holly Corso Palone
Yvette Guillory
Amber Achhamey
Cory Bullock
James Stehr
Jonathan Footman
Mark Kreyman
Peter Silon
Geronimo P Noblejas
William Blake Bolling
Kenneth Zervos
Bill Glenn
Jon Glassman
Henry Igid
Bruce Mills
David C Sheffield
Mark A Miller SR
Allen Prince
Nebiye Legesse
Marie A Sales
Laura Edwards
Dominique Tarnowski
Susie Ellis
Celio Vasquez
Chuck Dembowski
Claudia Heinritz
Rafael Perez
Mark Bexten
Martin Oglesby
Amanda J. Hardesty
Jake Zellweger
Hemal Gandhi
Edie Parker
Holly DiCrosta
Monica Wilhelm
Paul Schaefer
Kevin Brown
Jeannine Torres
Connie Keith
Michael Buckley
Estrellita Sofia Sibila
Jeremy Reding
Romeu Bruno Filho
Joel Tico Mendoza
Seng Ing
Omair Abbasi
Reneese PUCKETT
Bobby Watkinson
Henk Quarles van Ufford
Omair Arif Karim
Kwang M Kim
Greg Horowitz
Ruth Wunsch Engbrock
Kimberly Kaye Stanford
Christopher Kulow
Jesusa Salagan
Shay Bergmann
Kyle McKelvey
Laura Sue Jones
Jakarri Demery
Baron Huntington
Bryan Dennstedt
Loretta Parks
Keith Bowman
Juanita M Ventura
Pedro Piti Toledo
Ryan Brady
Melissa Sewell
Svetoslav Vito Neshev
Andre Thompson
Frank B Jones
Khori Whittaker
Charles F. Dorman III
John LEHRMAN
Matt Khare
Michael Ciaramitaro
Stan Lindenfeld
Larry D. Carter
Ricardo Allen
Sheila Henriques
Stephen Chambers
Stephen Jacobs
Harry LeRoy
Derek Talley
Leonard Helbig
Aaron Ward Romrell
Charles A Lodowski Sr.
Rob Andrews
Susanne Whimple
David Meyers
Shawn Paulling
John Wilcox
Lou Swartz
Taha Ibrahim
Christopher E Phillips
Michael Burton
Almond TUBAL
Lawrence Eugene Samson
Cynthia Nieto
Scott Dupre
Bart Baker
Joseph Bernard Forgue
David Roy
Graciela Houston
Gloria Gigi Peralta
Eric Barnett
Levone Sonnee-Myricks
Lani Tuch
Willie Clayborn
Ray LeBov
Robert Landau
Morris Lupuliak
Jeffrey H. Glenn
Elizabeth Mahon Mulhern
Joanna Kohn Dudley
Marty Pharand
Jose Arreola
Chris Alexander
Herman Johnson
Neel Doshi
Mary Brown
Ben Couture
Michael Catrow
Kamar Mustapha
Jae Duncan
Patricia Tumelty
Chris Wilkinson
Dustin Huckaby
Micah Matson
Draven Pike
Angela Purbaugh
Aackose Mentu Lal
Martha Saul Edwards
Onaje Mcclean
David Richards
Pamela Miller
Richard C DOWDELL
Randolph Almaguer
Loren Roseth
Cameron J. Figgins
Maranda Lofton
Shahrokh James ESMAIL...
Tom Williams
Brennon Mitchell
Richard Roberson
Florencia Jimenez-Marcos
Ronald Cunningham
Richard Taub
Jose Trinidad Escobedo ...
Mark Crawford
Maria Davidson
Randall Stein
William Walker
John Albert Bowen Jr
Sue Whittaker Rabe
Bryian Tan
Jerry Winger
James Riggs
Frederick Crawford
Dona Joseph-Chase
Vicki Cannington
Brian Belley
Kendrick Calata
Brent Croan
Jesse Crider
Sean Buvala
Michcail A Pusey
Paula Odell
Heather Wright-Porto
Christopher Torain
Ian Woodson
Benjamin Baller
John A Cooper
Peggy Place
Luke Langford
Wilfrid Jean-francois
Marvin L Shaw
Joy Faye Adam
William Gleeson
Melanie C Byrd
Amos Kpogo
Paul Buteau
Borrah E Campbell Ii
Joseph Panico
Svetlana Malinsky
Rhonda Mac Lean Culbert
Beatriz Talerico
Mark Plumbtree
Jay L Kanner
Judy K. Schmidt
Caroline Webber
Tom Erbil
Joseph DeBellis
Hope Okereke
Charles Caldwell
Paul Cousins
Tia L A Brown
Becky Bernardi
Sherman Blalock
Ashley Masias
Sheila L. Beard
APOLONE DE SOUZA
Nakia Prileau
Fredo Dwyer
Lorene Earl
Ramesh Dorairajan
Ralph Cecere
Derrick Chaney
Robert E Lasher Jr
Robert W Hames
Steven Marty
Jason O' Neill
Ted Ooyevaar
Daniel Ely Rankin
Lawrence E Oxenham
Kathleen Whittinghill
Andy Christensen
Patrick Lockhart
Jeffery Stone
Luis Molina
Steve Wissink
Mikki Ennis
Kurt Grela
Kevin Greer
Serj S Markarian
Connie Dowding
Ethan Beyer
Noah Labhart
Carol Stout Eastman
Dennis M Johnson
Odysseas Fotos
Daniel Broadwater
Raquel Parrella
Marc Klinger
Joey Steele
Don Brunker
Laura Cox
Robert Kyle Martin
Gregory Jegier
Jehad Nimeh
Michelle Abbs
Alfred Blum
David Lanfair
Ken Patricia Bailey
Ron Reed
Izzat Qazi
Beverly Kirk
Mark Costantini
Robert Murry
Mothinath Kuppuswamy
Ellen Onorato
Peter Kelly
Max Howard
Deborah Lansford
Christopher Welsher
Thambu Zaemenock Ka...
Linda Paquette-Bachelder
Anthony Keith
Cory Todd
Joseph M Okuna
Kyle Tomkalski
Doug Staubs
Thomas A Norrie
Jeff Holmes
Samuel Odewale
Brian Fahling
Rick Raun
Jim Beattie
Maria Gomes
Lidia Amariei
Sam D'Alesandro
Greg Lambert
Rebecca Teasdale
Dennis Collins
Luca Ambrami
Martin Greene
Chris D. Busick
Dennis Edward Thrasher
Sarah S Pollak

Frederick Wick
Hans J. Anter
Janelle Cooper
Ulises Martinez
Judy Verkuilen
Barry Liles
Lawrence REIHER
Adam Young
Doris Homeyer
Mark Ebner
Malcolm Oglesby
Stephen Steffes
Tom Moriarty
James A Burlingham Sr
Rashid Al Dossary
Erica Bryant
Blane Courtemanche
Dean Popiel
Valerie Fotso
Milton L Hawkins Jr
Jordan Robison
Darryl Moultrie
Michelle Donovan
Michael John Taylor
Alex Lebon
Kimberly Kruzel
Joseph Myers
Charles W. Sims
William M Stevens
Mark Harbarger
Joe Urby Jr
Wayne Zimmerman
Randi Wolfson
Justin Maretta Huntington
Katrina Journey
Jeff Park
Erik E Malmstrom
Midhat Qidwai
Blaire R Martin
Benjamin Chostner
B Miller
Prodromos Lazarou
Edward William Link
Tan Quan Nguyen
Gabriele LengaMcP
Gary Smith
Charles Hurley
Laurie HOLLAND
Shaun Lenet
Michael J Bessler
Randy Mccracken
Guenadi Jilevski
James Briner
Daniel Kahn
Pritesh Mutha
Waiel Ali
Carmen Villasana
Perry Anonich
Melanie Seabrook
Ravisankar Ambatipudi
Joe Bellistri
Scott D Jackson
Kenneth W Pierce
David Graham
Goran Girazov
Beth Andrini
Louie Mosca
Johnny A. Espinoza
Mark Pruchnicki
Jason Campbell
Lyle Slater
Joann M. Curry
Alexandra Dailerian
Salvatore Cicatiello
Janice Williams
Luis Antonio Castro
Richard Winston
Darryl Waterbury
Maria C Tovar
Trina Duong
Rene R Silva Gil
Melly Gonzalez
Michael J Sowards
Alija Turkovic
Carla Kuon
Walter Da Cunha
Karl Chester
Pamela J Alexander
Edwin Moleros
Joan Campbell
Raj Ratnani
Balwinder Kumar
Dumith Wijekoon
Bobby Joe Keaton
Ashley Baxter
Madge Stone
Novalis Garrido
Chris Combs
Sydney Sheng
Jon Raugutt
Shawn M
Biju Joseph
Paul Osterberg
Elizabeth Lynn
Daniel A. Espino
Lisa Kahn
Negin Yadegari
Douglas Berzack
Donald Jeffery Offutt
Asif Rahman
Harry Glick
Michael Johnson
Wendy LeSage
Thomas Eugene Taylor
Aslam Padath Peedikayil ...
Jeff Alan Rose
Stacey Cox
Scott Hoffmann
Clifford Totterer
Christopher J Mathis
Erica Kolibas
Eric Mabo
Williams Udofia
James E Trent
Walter Mueller
Randy Chase
Timothy J Wagnon
Todd Hutto
Philip Austin Lowe
Vaughn James
Gulab Bhavnani
Paul D Bass
Jeffrey Mellinger
Dmitry Sher
Johnny Berry
Mercedes Gadea Lopez
Soteris Sandy Kyrkostas
Rob Schaefer
Chitra KARUNAKARAN
Pauline Rajoo
Janet Clayton
Emmah CHOMBAH
Mark Dockter
Tita Mba
James William Mitchell
Darryl Newhouse
Nik Roberts
Herman Awai
Vera Wilson
Kathy B. Johnson
Morris Gelman
Richard HALPRIN
Bruce Douglas
A. R. Johar
Craig Williamson
Philemon Strahm
Dianne Bright
Daniel Sabido
Gina Tuchman
Michael Thakur
David Carvel
Kendall Bailey
Neville George
Jonathan Clark
Brian Chapman
Ludwig OTTO
Brenda Miller
Brian Didsbury
Ricardo VILFORT
Randy Walker
Ittiara MENACHERY
Mohamed Sabir Siyaji
Kathryn L Honea
Evgenii Dokumentov
Michael DeLaMater
Rana Gooden
Mary Grogan
Geoffrey Ashman
Ronald Thames
Stewart Skomra
Marlon Knight
Gabriel Schmidtke
Jukka Matti Karhu
Chris Stephens
Milford Hayes
James L. Wolfrey
Milly DaSilva
Dean Brunet
Curtis Scholten
Jack Kushner
Christi Johnson
Richard Ifill
Marjorie Webb
Stanley Miller
Yazdi Sidhwa
Rino Manarin
Susie Patton
Tuyet Tran
Grace Glenn
Ken Dickerson
Reynaldo Sanchez
Douglas Robertson
Christine Mathiu
Robin Edwards
Nathan Jones
Mike Zahradka
Tim Shamaly
Jasmeen Srai
Lgm Portento
Wangui McKelvey
Brian Epperson
Mohamed Manesh Arava...
William Nash SR
Amy Mandrier
Alla Swenson
Robert L Williams
Scott D. Robinson
IRA Horwitz
Casey Kliphon
Clifford Robertson
Sameer Patel
George Robertson
Adam Whitman
Filipe Peerally
Jerry Lee Peters Jr
Giriprasad Kathula
Muhannad Harrim
Rb MacDonald
Stephen Schade
Katherine Rosal Gabales
Jean Vancol
Dan Robertson
Daphne Lee
Filip Rams
Jim Graham
Charles L Roseboro
Zhen Ning Luo
Osamu Manabe
Vito Dragonetti
Harbinder Gill
John Vukelich
James Ng
Andrew EUBANKS
Cindy Racine
Rosalind Vega
Gerald Reichart
Steven Stiansen
Steven Kuc
Jamilia TANNER
Christopher R Bane
Michael O Nwachukwu
Laird Holliday
Scott Alan Warren
Robin Thompson
Tara Nina Haff
Janet Stang
William Joseph Penderg...
Adam Weaver
Catherine Rivan
Freddy Arias
Fred W Westphal Jr
Perie Goodwin
Nelson Rivas
Mark Tennis
Timoth Charles Dickens
Arun Chandrasekaran
Tiffany Thompson
Gregory Evans
Barry Rubinfeld
Francois Bouville
Clarence Michael Westney
Cindy Ajeto
Kenneth Terzi
Tammy Takacs
Michael Wileman
Thomas Chapman
Michael ALLEN
Anthony J. Saccone II
David Alexander
Kroy Biermann
Gretchen McCracken
Kalpana Singh
Javier Sobrado
Carolina Pina
Rosalia Ramirez
Anthony Prunsky
Elliot Epstein
Yves Maeder
Yuliang Liu
Omar Khan
Maurice Obeid
James Pyland
Kofi Opoku-Akoto
Caleb Sharbono
Elizabeth OBum
Valerie Daley
Scott Allen
Matt Hagle
William Goodman
Brian W Stout
Robert L Ammons
Jon Thurlow
Sharon Lombardo
Vincent Garbarino
Gary Tomas Snell
Cynthia MARTINEZ
Neeraja Nare
Craig Cooper
Slavko Ljubinkovic
Emma A Javier
Romane Desir
Yoganand Ganeshram
Edith Rogers
Barry Newman
Jack Kushner
Allen Ross Campbell
Joseph Della
James Mullins
Herminiano Machacon
Manuel S. Gonzalez
Roland Dilley
Leslie West
Connie Horng
Jason Luckmann
Diana M Wells
Michele Myers
Tyane Dietz
Kenneth George Skinner
Maricel Conde
Frankie McPherson
Carl Brame
William Dean
Jeanette Ojeda
Juan Lora
Dr. Michael Sharrock
Denise Barnes
Kuralmani Elango
Lisa Thee
Joe Conrad
Randall Staggs
Alec Holland
Richard C Raines
Kirt Cornell
Arun Pal
David Muthike
Michael Rowley
Mohammed Alam
Debra Manoff
Zachary Hahn
Daniel Wheeler
Michael Wagner
Mark Warrington!
Ahmad At-Taras
Sagar S Sawant
Lorraine NIK
Joseph Farah
Raul Ryan Santos
John Titolo
Rocco Ferraro
Afarin Pirzadeh
Mahmood Hasham
Lip Fatt Tai
Erik Peter Mortensen
Justin Tessier
Vickie Burkhalter
Katie Giang Pham
Samik Patel
Musa Farah
Nicholas Scott
Erik Duloisy
Thomas C Williams
Barry R. Willis
Yetunde Junaid
Steven Goffner
Wasantha Weerasekera
Taufaasau Siaki
Todd Anthony
Nancy A Wolff
Maritza McGhee
Majed AlGhannam
John T Schroll MD
James NIGHTINGALE
James Gehres
Gurpreet Singh
James Johnson
Mark KING
Joseph Owen Brady
Shirley Bledsoe
Jennifer Davis
Richard C. Barillari
Nathan Allison
Okwudili C Amaechi
Howard Lee Reid Lll
Charles Chiles
Ravinder AGUSALA
Everett Pagett
Susan Sly
Mark Martin
Jennifer Francis
Joseoh H Jezior
Jeffrey N FRYE
Donna M. Panazzi
Michael C Ridgway
Carolyn S Ladner
Maulin Patel
Jeffrey Rayman
Chester Sappington
David Troxell
Mindy Lynn Fischer
Geeta Nayyar
Manish Thakrar
Vivian Tuchman
Lynne Sinnott
Rebecca Fishman Lipsey
Lee RITENOUR
Karim Rebeiz
Anthony Cafaro
Melissa Givvines
Daniel Pertl
Gregory J Swanson
Jonathan Rowell
Julio Castellan
Felicia Burke
David M Martin
Terry Surratt
Lonnie D Coble
Steve Sullivan
Samuel Kruvand
Davie HODGE
Micah Martin
Dennis Herring
Joseph Oseghale
Ellenie Asrat
Brett Sanders
Robert H Horn
Richard Crici
Robert Ambruso
Valeria King
Katherine Thompson
Joaquim (Jo) Fernandes
James Orr
Javier Lopez Videla
George Whittaker
Sylvester Arcaro
Valerie Chuck
Dorothy Hoggatt
Leah S Jackson
Michael Stensrud
Mark Ropp
Ralph Teraura
Hung Manh Le
Scott L Bradford Doleman
Stephen Phillips
Eric Adjei-Sefa
Nadeem Panjwani
Kevin D McGowan
Rick Nester
Al L'Homme
Bonnie Ellen Seeman
Ranjeet Randhawa
Robert Bruno
Victor Perazzoli
Stephen Mostecak
J William Jones
Walter Hooser
Robert Dade
Bret Major
Allan Mayfield
Johan Fehr
Joel Garcia
Tom Cebollero
Mitchell Loyd
Michelle Bonine
Emanuel Estrada
Jeff Park
Anthony Kort
Christopher Daniel Carls...
Michael Teske
Leonel Jeune
Johann Espach
John D Cooper
Bradford Chan
Rebecca Starr-Harris
Linda Finley
Jennifer Romano
Napoleon Velasquez
Donna Mackenzie
Nilesh Mehta
Torian Richardson
Suzanne Federico
Wendell Woodson
Christopher Wick
Ho Wei Siong
Cassie Ringel
Elnaz Sarraf
Douglas Halsne
Walt Eanes
Raj Patel
Megan Bethell
Maurice Brown
Vincent Carabillo
Catherine Murray
Suresh S Chetty
Amy Andersen
Gunnar L. Williams
Charles Durham
Sandeep K. Reddy
John Burns
Selau Noa
Donald Gregory Popwell
Azenegash Hailu Abraham
Jorge Sapien
Elaine Dirkes
Noah Patrick Schade
Holly Pugh
Celestino Roldan
Magdalena Reyes
Kevin Broadus
Irene Nirenburg
Tim Warner
Emilio Leal
Denise Silerio-Meek
Lillian Jefferson
Sandra Cordova
Michael Light
Lawrence E Downs Jr
Antonio S TEPEDINO
Roger J Leitner
Suzette Fernandes
Marvin Schooler
Mohammed S Rais
Emilio Leal
Roly Vicaria
Ronald Klein
George Fussell
Stephen McLaughlin
Brendan Cosgrove
Andrew D Anderson
Alexander Billioux
Regina Tuchman
Ken Cuaderno
Jen Welter
Jodie Knofsky
Thomas A Baker
Theron Dutson
Michael Solomon
Patricia Pope
Paulina Pinzon
Bronwyn Charlton
Glovelle Pratt
Carl E Muldrow
Richard K Dickinson
John Adam Belser Sr.
Reginald Hardy
Spencer Wolfley
Kate Flynn
Wendell Marvin Wilmoth...
Robert Curaba
Nathalie LeMieux
Matt Hindle
Genady Mullokandov
Diana Lynn Sturdevant
Shelia Knox
Benedict Kekuewa
Greig Yerkes
Keith Megilligan
Ronald O. Hill
Marie Winston
Patrick Meyers
Anthony Joseph Della S...
Marsha Dansby
Avinash Shukla
Mitchell Gordon
Clodyne Seidel
Clifton Bennett
Sundeep Singh
Richard Campbell
Raymond Anderson
Scott Brunne
Leslie McCarty
Royce Glynn Orman
Tswvpuam P Yang
Dwaina Garrett
Eric Huntley
Diane Sheehan
Arlene Borg
Martin Russell Green
Daniel MURPHY
Gloria B Watson
Fred Ahlstrom
Nicholas Meliti
Lori Harris
Kishore GADHIRAJU
David NORLUND
Muriel O. Thomas-Ige
Anna Munandar
Leigh Middleditch
Avelino A Lopez
Christopher Davis
Justin Maretta Huntington
Jay Mitchell
Kim Ratcliff
Eddy Tijerina
Minh T. Ho
Susan Florio
Chirag Parikh
Wilson Legacy Investme...
Raja Mallepeddi
Deb Keil
David Mbugua
Mark Matte
Oliver Andazola
Paula Muraya
Adil Ansari
Davender Bhardwaj
Robert Alan Patterson
Vilen Torosyan
Scott Allen Huffmaster
Szabolcs Kovacs
Jonathan Soble
Steven Durie
Gayl Elaine Kearns
Ricky Rock
Anne Brown
Jeff Marotz
Martin C Angell
Whit Smith
Randy Sauder
Susan Chance Nolan
Susan Kwiatkowski
Keny Petit-Frere
Kranthi Sitammagari
Nabil Skaria
Mark Nilsen
Anjanee Hiralall
Vicken Minassian
Cavan O'Brien
Walter Todd Jury
Jack A. Atkinson
Bruce Goodman
Kathleen K Meyer
Kimberly Davis
Naomi Mcdonnell
Dennis Kunz
Richard Bojrab
Stacey Dean King
Suzanne Young
Elizabeth DOOLITTLE
Gregory Capizzi
Dennis W Smith
David HIGHTOWER
Rayth Myers
Douglas Buncher
Ken Jones
Perry Ball
Thomas Henry Bovich
Mark KING
Kwame Owusu-Kesse
Noe Burgos
Wendi Jill Adelson
Oksana Riberdy
Deonte Smith
Steffan Trent Carr
Robert Weech-Maldonado
Andrea Perez
Betty Salanic
Patrick Enweronye
Claude Beauregard
Will Byron
Donna Ameen Bryant
John Van Horn
Sharon Stayin
Gail Ratzlaff
Mandayam Thirunarayan...
Mark A VILLAFUERTE
Vanessa Farnsworth
Peter Nelson
Elizabeth Quinn
Greg Fowler
Nancy Nau
Brian Yoakam
Thomas Boyd
John Belmonte
Bryan D Shaw
Peter Bell
Rajesh G Bhakta
Orlando Valle Jr
Errol Senior
Terry Anderson
Anand Rangarajan
James E Connelly
Rick Fritts
Mark McKee
Denis Collins
Aurora Rodriquez
Dan Ulatowski
Cynthia Summers
Antonio Posca
Connie Maciel
Tej Mannava
Richard Patrissi
Esteban Benito Olivieri
Richard M. Hoefflin
Tanya Kasprick
Mark Martinez
Roger Tattersall
Daniel McGarry
Derek G Webster
Terry Weeks
Michael Little
Alfred Edwards
Osman Alexander Hickli...
Hector Martinez
Minnah Sabree
Ruth Ann Hoyt
Jimmy Moore
Terrilynn Clark
Mauricio Porras
Paul Drechsler
Phoenix Le
Neeraj Kakrania
Himaja Banthikatla
Carl Ovide Courtemanche
James Arevalo
Victoria Danzalan
Bernoune Fils Guerrier
Darrell Phillips
David Arnold
Darral Van Goethem
Brett Henault
Rob Tallman
Charles G Klein
Lisa Askin
Bradley Moore
Dorota B Staskiewicz
Blessing Orji
Todd Delevie
Herminia Cardadeiro
Anthony McMillan
Philip Davis
Christopher Kousis
Oleg Uglunts
Joseph Purbaugh
Edwin Reyes
Howard Zuckerman
Jaivin Patel
Ajay MAHAJAN
Marcus Mccoy
Isidore Deutou
Rafael Corral
Diana Garbarino
Lorene Kim
John Baptista
Valerie Swenson
Robert Wilson
Pedro Lazaro
Leslie Linevsky
Victoria Sanders
Kathleen P Biello
Richard S Mongiovi
Mitchell J Garcia
Reynold Hill
Antony Sebastian
Kiran Shah
Jacqueline Domfeh
Edward Soza
Dunia Abdalla
Angel Velarde
Gil Santistevan
Harry S. Lombardo Jr.
William G Weser
Carla Carter
Corina V Salinas
Marjonjer, LLC
Josh Purcell
Katherine Phillips
Harold Tolchinsky
Joseph D Lucarelli
Thomas M Lynn
Alfonso Diaz
Kimberly Prough
Louis Wolfson
Gloria Su
Abigail Cook-mack
John Litz
Lulu Curiel
Darlington Etumni
Eugene Bolton
James Emerich
Andrew Gracia
Anna Boutov
Charles Tuggle
Drew Ruhlman
Ariel A. Matthias
Lawrence W Matteson
Tommy Allen
Jarrod Lippi
Laura Henderson
Richard Telson
Larry E Glynn
Gustavo Trindade
Jeffery Jones
Pamela Hagono
Cornell Gray
Victor Cruz
Jeremy Dutton
Scott Lobato
Adrian Jacob
Jason OByrne
Oluyemi Omotoso
Jeffrey White
Bruce Deese
Hamilton Tyler
John Higgins
Thomas E Brennan
Ranjit LAL
Alida Skold
Curt Brown
Leo Roseland
Michael Thomas
Susan Crank
Felicia Miller
Chemere Bekele
John Aldridge Jr
Salvador Guerra
John B Morgan
Donald Lampp
Brandy Warren
Tou Vang
Peter Luoma
Jakob Scheib
Chuck Crabb
E. Blackburn
Kevin Marshall
David J. Bourke
Michael Anthony Berrios
Keeshan Williams
Sunny Lessner
Christopher Bunting
Sid Birch
Shonn Schmid
Steven Frishman
Dana VIOLETTE
Steven Craig Hall
Angela Alford
Jim Estrada
Jaime Olmsted
Jeff Smith
Nicole Diederich
Richard Moore
Danet Linares
Melisa Bebchik
Tee Makina
Shlomi Waitzman
William P. Pope III
Manan Khurana
Brian Fried
Felix Igbinosa
Theresa Iovinelli
Anthony Drew
Jose Elmar Matus
Donna Martin
Ali Oskouie
Tom Symons
Sandy Geyer
Joseph M Colavito
Donte K Davis
Oscar Campana
Jenne Blackburn
Seraphine Blake
Jack Hogan
Anthony Catalina
Ralph Hamond
Richard Prorok
Gail Walker

Robert Appel
Frederick Walker
Damon Mangosing
Cynthia Villard
Moufaq Dabashi
Lorraine Cicero
Thomas DePasquale
Mark E Richard
Helena Scott
Tina LOFF
Gretel Perera
Eric Westergard
Theresa Talmadge
Suresh Behera
Todd J Keitz
Boris Curwen
Bridget Wiley
Brad McAllister
Dante Valdez
Roberto Scattone
Jignesh Desai
Linda Archer Miller
Rajesh Bhardwaj
Jennifer Rockwell
Trudi BAY
John Sucher
Jeremy Oestreich
Altorshan Ntum Aza
Kelly Denis
Ronald Swartz
Aaron Corral
John A Moreland III
Kyle Brown
Chuck Newburry
Richard McLain
Edward B Lusky
Sandra Tatum
Daniel Allen Pursifull
Fred Hemphill
Robin L Cannon
Lester Patmore
Doris E Foley
Amos Balongo
Andrea Shapiro Davis
Lynn Hutton
Samantha Capobianco
Sal Rafanelli
Hazem Nassar
Brian F Upton
Howard Nathan
Itai Dinour
Gary Miller
Mark Miller
Renee Zawistowski
Jayson Potts
Michael Amoroso
Grady Richardson
John Brooks
Sally Coyne
Don WAGNER
James Edwards
Larry Roher
Terah Stiell
Jacob Rexius
Charles Green
Kevin J. Iverson
Susan Hoiby
Michael Hoyt
Kenneth POWELL
Fran Gully
Derek R Milgate
Mary Huisman
Kirt Moore
Amy PLEASANT
Oluwapelumi Adeleke
V Cheryl Womack
Sonya Cody
Pamela Philbrick
Gregory Harvell
Stephen Lutz
Tom Branca
Paul Boyer
Paresh G Vallabh
De Zhang
Sandra Finn
John Del Sesto
Sendhil K Subramanian
Jonathan Prentiss
Miguel Angel Sanchez
Lakshminarayana Nindra...
Vladimir Bojcev
Juraj LUKAC
Edward Gardner
Melvin L Watkins
Markus Engel
Rosalind Vega
Yogendre Kumar Patel
Chris Teutemacher
Dearius Mckenzie
Craig Lavrick
Yolanda J. Torres
Roberto A Bernal
Christopher Loken
Diane Manger
Patsy R Miller
Richard Carroll
Juan Camou
Isabel Samuel
Jose Corleto
Karen Spaulding
Kritika Amarnath
Thaddeus Onwuka
Timothy Jones
Robert Tucker
Randy Hamilton
Robert Mariani
Julie Butler
Walter Benwell Hultin
Sushanth Nayak
Danny Gingerich
David Botsford
Michael Beani
Larry C Roach
Denis Engel
Justin Graham
Aaron Snyder
Michelle Hexum
Mike Zahradka
Gerald C Zakes
Derek Ebersole
Cynthia Winick
Emmanuel Molion
Frank Angiuli
Bruce Godbery
Joan Greenberg
Ephraim Simon
Anthony Graham
William Farrell
Aurel Bontea
Maria S GOMES
Kelly Christy
Nelly M. Farra
Angela Stone
Tim Greim
Richard Dethmers
James Cooper Jr
Brady Wilson
Kathy Ross
Brian L Elliott-Pearson
Robert J. Mosley
Ajay Taparia
Jethro Ekuta
Neil J Mornick
Marc Stephen Johannes
Anil Kumar PATEL
Frank Segler
Jacqueline Thomasson
Robert Preston
Lane Fullmer
Jimmy Childress
Charline Henyard
Phillip Tillery
Charmaine Washington
Eric Thomas
Melanie Triantos
Alan Dail
Flavio Joson
Angela Tatarow
Cindy TROWBRIDGE
Sandra Acevedo
Jonathan Nimako Owusu
Laura Ucros Tellez
Jennifer Glockner
Dinesh Patel
Igor Yakubov
Barry C. TWOMEY
Reba Folsom
Bernard Winkler
Timothy William Hibbing
Gabe Elhefnaoui
Carol Fullerton
Charles Hanson
Tina Coble
Stephen Gwin
Qiang Feng
Jared P Auman
John B Drew
Todd Thacker
Joshua Garza Hinojosa
Glenn CAMACHO
Cameron T Hansen
Jim K Savage
Ronnie Jourdan
Barry Greenberg
Jennifer Beckermann
Alexander STOKES
Gerald Wesel
Steven Leipsner
Aileen Moy
Pamela S Hapke
Maria Uceda
Robert Friezo
Kelly Boyle
Jeremy Wong
Victor Hou
Michael Escobar
Mark Kreisberg
Frank Anderson
Jeremy Singh
Greg Huffaker
Kalman Kaplan
David A Shafer
Naresh Dass
Adam G Peterson
Kenneth Ho
Abraham Sobo
Frank Baldissero
Robert J Mc Neil Jr
Sukhvinder Dhillon
Christopher Ryan
Gina Tuchman

Thank You!

From the Caribu Team



Maxeme Tuchman
CEO + Co-Founder



Alvaro Sabido
CTO + Co-Founder



Tiffany LaFleur
Head of Design

Formerly a Senior Digital Designer at Disney with over 60 apps and 100 ebooks under my belt, I now am proudly the Head of Design at Caribu, where I manage UX, UI, content and brand strategy.



Trent Ewald
Senior React Native Developer (App)

The first app I created has 2,000,000+ downloads, reached 60,000 dls/day for weeks. Was a top trending app for 4 months straight!



Kalman Chodakiewitz
Product Manager

Lover of UX. Built Coffee Bean & Tea Leaf's exclusive partnership in multi-sensory experiences involving tea and reading for kids. My mission is to make the neighborhood a better place through design.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alvaro Sabido	Co-Founder, CTO @ Caribu Inc.	2016
Maxeme Tuchman	Co-Founder, CEO @ Caribu Inc.	2016
John Cooper	Managing Director @ Houlihan Lokey	2018

Officers

OFFICER	TITLE	JOINED
Alvaro Sabido	Co-Founder, CTO	2016
Maxeme Tuchman	Co-Founder, CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alvaro Sabido	3,650,595 Common Shares A	26.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2017	$160,000	Safe	Section 4(a)(2)
03/2018	$400,000	Common Stock	Regulation D, Rule 506(b)
06/2018	$725,000	Safe	Section 4(a)(2)
09/2019	$1,070,000		4(a)(6)
09/2019	$340,309		506(c)
11/2020	$2,000,000	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Pre Series A 3	81,667	81,667	Yes
Pre Series A 2	1,715,000	1,715,000	Yes
Pre Series A 1	2,000,000	2,000,000	Yes
Class A Voting	6,521,593	6,521,593	Yes
Class B Non Voting	1,345,074	345,073	No
Class C Preferred Stock	2,133,333	2,133,333	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,000,000

Risks

The Company relies on third-party technology vendors such as Google Cloud and Twilio. Any interruption in the availability of these services such as these could have a material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. If any of these service providers should fail or change their offerings significantly, that would adversely affect our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future partnerships, the future financial performance of the Company. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward-looking statements. In the name of full transparency, there are a number of factors that could cause the Company's actual results to differ materially from those indicated by the forward-looking statements.

Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The Company may not be profitable for many years as most of its revenue and investment capital will be dedicated to growth. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. 100% security cannot be guaranteed even after taking every security precaution possible. Cyber-crimes are becoming increasingly common and aggressive which brings a parallel increase in risk.

There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company.

We may be subject to future governmental regulations. Aspects of our business may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time-consuming and costly, and such expenses may materially affect our future ability to break even or generate profits. If our products become subject to new government regulation, our ability to profitably develop and market them may be impaired.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Caribu Inc.

- Delaware Corporation
- Organized September 2015
- 10 employees

111 NE 1st Street, 8th Floor #112
Miami FL 33132

https://caribu.com

Business Description

Refer to the Caribu profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Caribu is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

Wefunder is a Public Benefit Corporation.
We're here to fix capitalism.

2012-2021 IMPACT REPORT

Our Story
Jobs
Blog
Press
Get $2500

Investor FAQ
Founder FAQ
Guides
Support

App Store
Google Play

Wefunder means Wefunder Inc and its wholly owned subsidiaries: Wefunder Advisors LLC and Wefunder Portal LLC. This page is hosted by Wefunder Inc.

Wefunder Portal LLC is a member of the Financial Industry Regulatory Authority. Investing on Wefunder is risky. Don't invest more than you can afford to lose.

IMPORTANT DISCLOSURES TERMS PRIVACY